SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY BUSINESS OBJECTS ON OCTOBER 22, 2007
This press release does not constitute an offer to purchase securities in any jurisdiction. The Offers described below may not be commenced in the United States or extended to U.S. persons in the absence of the filing of a Schedule TO by SAP France S.A. and a Schedule 14D-9 by Business Objects S.A. SAP France S.A. and Business Objects S.A. intend to make such filings in the United States at such time as the Autorité des marchés financiers has declared the Offer open in France.
Filing of a draft prospectus by Business Objects
In response to the tender offer initiated by SAP France S.A. for Business Objects’ Shares,
Convertible Bonds and Warrants
This press release is published in accordance with the provisions of article 231-26 of the
General Regulations of the Autorité des marchés financiers (“AMF”).
The offer, the draft prospectus and the draft prospectus in response remain subject to the review of the AMF.
1.	Description of the Offer
Paris, October 22, 2007 — SAP France S.A., a société anonyme with a share capital of 15,360,000 euros, having its registered office at La Défense Plaza, 23-25 rue Delarivière Lefoullon — La Défense 9, 92064 Paris La Défense Cedex (the “Offeror”), made an offer to the holders of Company Shares, Company Warrants and Company Convertible Bonds (as such terms are defined below) issued by Business Objects S.A. (“Business Objects” or the “Company”), to purchase (the “Offer”) :
•	any and all of the shares issued by the Company which are traded on Eurolist (Compartiment A) of Euronext Paris, (“Company Shares”) whether existing shares or shares which may be issued subsequently due to the exercise of stock options or other equity incentive plans or Company Warrants, or due to the conversion of the Company Convertible Bonds (as such terms are defined below) granted or issued by the Company, i.e. a maximum of 111,289,274 Company Shares;

•	any and all of the outstanding warrants (bons de souscription d’actions) of different categories (“Company Warrants”) issued by the Company , i.e. a maximum of 585,000 Company Warrants; and

•	any and all of the outstanding convertible bonds (obligations à option de remboursement en numéraire et en actions nouvelles ou existantes) issued by the Company which are traded on Euronext Paris (“Company Convertible Bonds”), i.e. a maximum of 10,676,156 Company Convertible Bonds.
The Company Shares, the Company Warrants and the Company Convertible Bonds shall be defined as the “Company Securities”.
The Offeror is proposing:
•	to the Business Objects shareholders, that they tender their Company Shares for €42 in cash per Company Share;

•	to the holders of 2003 Company Warrants, that they tender their 2003 Company Warrants for €22.55 in cash per 2003 Company Warrant ;

•	to the holders of 2004 Company Warrants, that they tender their 2004 Company Warrants for €24.96 in cash per 2004 Company Warrant ;

•	to the holders of 2005 Company Warrants, that they tender their 2005 Company Warrants for €18.87 in cash per 2005 Company Warrant ;

•	to the holders of 2006 Company Warrants that they tender their 2006 Company Warrants for €19.69 in cash per 2006 Company Warrant ;

•	to the holders of 2007 Company Warrants, that they tender their 2007 Company Warrants for €12.01 in cash per 2007 Company Warrant ; and

•	to the holders of Company Convertible Bonds, that they tender their Company Convertible Bonds for €50.65 in cash per Company Convertible Bond, excluding the January 1, 2008 coupon.
Deutsche Bank AG, Paris Branch, as the presenting bank for the Offer, filed the Offer and the Offer prospectus with the AMF on behalf of the Offeror on October 22, 2007. Pursuant to the provisions of Article 231-13 of the AMF General Regulations, Deutsche Bank AG, Paris Branch guarantees the terms and binding nature of the commitments undertaken by the initiator under the Offer. The Offer will be carried out in accordance with normal procedure pursuant to the provisions of Article 232-1 et seq. of the AMF General Regulations.
Concurrently with the Offer, the Offeror is also making, on terms substantially similar to the terms of the Offer and subject to the same conditions as the Offer, an offer in the United States (together with the Offer, the “Offers”) open to all holders of American Depositary Shares of the Company (“Company ADSs”) and to all US holders of other Company Securities.
The Offer is subject to the condition that the Company Securities tendered in the Offers represent at least 50.01% of the Business Objects voting rights, on a fully diluted basis on the Offer closing date.
The Offer is subject to the clearance of the competent US antitrust authority and the clearance of the transaction by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No.4064/89.
Within three months following the closing of the Offer the Offeror intends to request that the AMF implement a squeeze-out of the remaining Company Shares in the event the outstanding Company Shares not tendered in the Offers represent less than 5% of the capital or voting rights of the Company in accordance with articles 237-14 et seq. of the AMF General Regulations.
Moreover, within three months following the closing of the Offer, the Offeror intends to request that the AMF implement a squeeze-out of the remaining Company Convertible Bonds and Company Warrants in the event the total of the outstanding Company Shares not tendered in the Offer and the Company Shares that may be issued as a result of the conversion or exercise of the Company Convertible Bonds and Company Warrants not tendered into the Offers, represent less than 5% of all the Company Shares that exist or could be issued as a result of the conversion or the exercise of all the outstanding Company Convertible Bonds and Company Warrants.

Furthermore, the Offeror reserves its right, in the event a squeeze-out is not permissible due to the amount of Shares tendered, to request that Euronext Paris delist the Company Shares and Company Convertible Bonds from the Eurolist market. Euronext Paris may accept this request only if the trading of the Company Shares and Company Convertible Bonds is limited following the Offer, so that the delisting would be in the interest of the market, subject to the AMF’s right to veto the delisting. In addition, the Offeror may withdraw the Company ADSs from trading on the Nasdaq Global Select Market regardless of whether or not the Company Shares are delisted from Euronext. The Company Convertible Bonds are not traded in the United States.
2.	Reasoned opinion issued by the Board of Business Objects S.A.
The Company’s Board met on October 21, 2007 in order to, in particular, examine the draft Offer and to render a reasoned opinion on its analysis, as well as the conclusions it reached for the Company, its employees and holders of Company Shares, Convertible Bonds and Warrants, pursuant to the provisions of Article 231-19 of the AMF’s General Regulations. The Board unanimously issued the following reasoned opinion, all the directors having participated in the meeting:
“The Board of Directors was referred to its meeting held on October 7, 2007 in which the board discussed the high quality of the offer formulated by SAP in regards to that offer’s price, terms, and potential speed and certainty of execution and that the SAP group’s offer constituted the most attractive solution for the Company, its shareholders and its employees. The Board also authorized the Chief Executive Officer to enter into an agreement with SAP known as the “Tender Offer Agreement”, which was signed the same day, after the Chairman described its contents and discussed the main stipulations of this agreement with the members of the Board.
The Directors were also reminded that the recommendation of the Board of Directors meeting held on October 7, 2007 was issued subject to the review of SAP’s draft Prospectus and of the report of the independent expert, who was appointed on September 28, 2007 in accordance with the provisions of Article 261-1.I of the of the general regulations of the AMF.
The Board was referred to the fact that the meeting today is to examine the Offers that SAP France SA will initiate regarding the Company’s securities according to the terms of the Tender Offer Agreement and to issue a reasonable assessment on the Offer in accordance with the provisions of article 231-19 of the general regulations of the AMF. It was confirmed to the Board that SAP’s substitution by SAP France is in compliance with the terms of the Tender Offer Agreement (article 5.8).
The Board was also referred to the fact that the Offers will take the form of a tender offer under French law and a parallel tender offer under US law, for all of the Company’s issued securities, i.e., all the shares (the “Company Shares”), the American Depositary Shares (the “ADS”) corresponding to shares of the Company, as well as all the bonds convertible into cash or new or existing shares (the “Company Convertible Bonds”) and the warrants (the “Company Warrants”) issued by the Company, and the shares which may be issued following the exercise, conversion or exchange of stock options, Company Warrants and Company Convertible Bonds (together, the “Company Securities”).
Pursuant to the terms of the Offers, SAP France will undertake to offer the holders of the

Company Securities:
•	€42.00 per share (excluding ADS);

•	The equivalent of €42.00 in US dollars for ADS, based on the current spot exchange rate as determined by the depositary of the ADS on the settlement-delivery date of the Offer;

•	€12.01 per warrant issued in 2007, €19.69 per warrant issued in 2006, €18.87 per warrant issued in 2005, €24.96 per warrant issued in 2005 and €22.55 per warrant issued in 2003;

•	€50.65 per Convertible Bond (excluding January 1st, 2008 coupon).
The Directors were then invited to comment on the draft of the SAP France prospectus (note d’information) as well as the draft of the Company prospectus (note d’information en réponse, each of which was submitted to the Board in time for a full adequate review by the board) which will be submitted to the AMF in connection with the Offers.
The Board of Directors’ attention was drawn to the valuation criteria used by SAP and its advisory bank within the framework of the valuation of the Company Securities and on the existence of a minimum condition of 50.01 % of the Company’s voting rights, on a fully diluted basis.
The Board of Directors’ attention was further drawn to the fact that, if the securities not tendered in the Offers represent less than 5 % of the Company’s capital or voting rights, SAP France will, within three months following the closing of the Offers, undertake a squeeze out procedure (retrait obligatoire) under the conditions provided by articles 237-14 of the AMF’s general regulations. SAP France has stated its intention to commence a squeeze out procedure regarding the Company Warrants and the Company Convertible Bonds as well, should the conditions of the second paragraph of Article 237-14 of the AMF’s General Regulations be met.
The Chairman reminded the Directors of the conclusions of the opinion issued by Goldman Sachs, the Company’s financial adviser, dated October 7, 2007, relative to the consideration offered to all the shareholders and ADS holders of the Company, in connection with the Offers, is fair from a financial point of view.
The Chairman reminded the Directors of the conclusions (“attestation d’équité”) of Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) set forth in its independent valuation report in connection with the Offers and, if applicable, the squeeze-out to be initiated pursuant to article 237-16(I)(1) of the General Regulations of the AMF, that based upon and subject to the factors and assumptions set forth therein, as of October 21, 2007, (i) the consideration to be received by the holders of Company Shares and the Company ADSs is fair to such holders, respectively, (ii) the warrant consideration, in the aggregate, to be received by the holders of Company Warrants is fair to such holders, and (iii) the consideration for the Company Convertible Bonds to be received by the Company Convertible Bonds holders is fair to such Company Convertible Bonds holders, each from a financial point of view.
The Board of Directors noted that SAP has advised the Company that SAP intends to permit the Company to operate as an independent business within the SAP group. The Company’s customers are expected to continue to benefit from open, broad, and integrated business intelligence solutions, while also gaining the advantage of application alignment for business analytics. The Board of Directors noted that SAP AG and SAP France have declared that they do not intend to proceed with significant restructuring after the transaction.
After reviewing Goldman Sachs’ opinion dated October 7, 2007 and the “attestation d’équité” delivered by Houlihan Lokey, the Board Members unanimously determined that the financial terms of the Offers are fair holders of the Company Securities. The Board furthermore concluded that the Offers are in the interest of holders of Company Securities insofar as they represent an opportunity to benefit from immediate liquidity under fair conditions.
The Board also determined that the Offers are in the Company’s and its employees’ interest. As a result, the Board decides to recommend to the holders of Company Securities to tender their Company Securities in the Offers.
The Company planned to file a registration statement with the SEC in February 2008 in order to register its shares that may be delivered to holders of ORNANEs upon exercise of the Conversion Rights (as set forth in the prospectus (note d’opération) which received visa n° 07-140 dated May 3, 2007 (the “Prospectus”)). Once the registration statement will be filed, the Conversion Rights may be exercised under the conditions set forth in the Prospectus. Based on the timetable of the Offers included in this note d’information, the Conversion Rights are not expected to arise in time to allow ORNANE holders to exercise their Conversion Rights and tender the underlying shares in the Offers. In such a case, pursuant to Article 4.22.9.3(7) of the Prospectus, the Conversion Rights may be exercised within a 30-day period once the registration statement is filed, and the Conversion Ratio (as defined in the Prospectus) will be maintained during this period.
As a result, the Board of Directors resolved to confer all its powers to the Chief Executive Officer to complete and execute the Company’s draft prospectus that will be subject to the approval of the AMF and any other document that would be necessary within the context of the Offer, specifically the documents entitled, “Other Information Relative to Business Objects,” as well as any document required within the framework of the offer subject to US law and, in particular, the Company’s filings with the Securities and Exchange Commission on Schedule 14D-9, and more generally, taking all appropriate actions to complete the Offers.
The members of the Board of Directors have indicated their intent to tender to the Offers the Company Shares they hold or could hold.
In compliance with the terms of the Tender Offer Agreement, treasury shares will not be tendered to the Offers. However, Company Shares held by Business Objects Option LLC and the Business Objects Employee Benefit Sub-Plan Trust may be tendered at the request of the optionee or restricted stock unit holders.”
3.	Fairness opinion issued by the independent expert
Pursuant to the provisions of article 261-1 et seq. of the General Regulations of the AMF, Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”), was appointed as independent expert by the Company’s Board of Directors on September 28, 2007 to provide a report on the financial terms and conditions of the Offer.

Houlihan Lokey delivered its report on October 21, 2007, in which it concluded that based upon and subject to the factors and assumptions set forth therein, as of October 21, 2007, in connection with the Offers and, if applicable, the squeeze-out to be initiated pursuant to article 237-16(I)(1) of the General Regulations of the AMF, (i) the consideration to be received by the Company’s shareholders and the ADS holders is fair to such holders, respectively, (ii) the warrant consideration, in the aggregate, to be received by holders of Company Warrants is fair to such Company Warrant holders, and (iii) the consideration for the Company Convertible Bonds to be received by the holders of the Company Convertible Bonds is fair to such holders of Company Convertible Bonds, each from a financial point of view.
4.	Documents available
The draft prospectus is available for review on the web site of the AMF (www.amf-france.org) and on the website of Business Objects (www.businessobjects.com) and may be obtained, free of charge, from:
Business Objects
157-159 rue Anatole France
92 300 Levallois-Perret
The information pertaining to the characteristics of SAP AG, SAP France and Business Objects, in particular those of legal, financial and accounting nature, will be filed with the AMF and made available to the general public at the latest the day before the opening of the Offer, in accordance with Article 231-32 of the AMF’s General Regulations. At the latest the day before the opening of the tender offer, a notice will be published in a nationally distributed daily financial journal, in order to inform the public of the terms and conditions applicable to making this information available.
About Business Objects
Business Objects has been a pioneer in business intelligence (“BI”) since the dawn of the category. Today, as the world’s leading BI software company, Business Objects transforms the way the world works through intelligent information. The Company helps illuminate understanding and decision-making at more than 44,000 organizations around the globe. Through a combination of innovative technology, global consulting and education services, and the industry’s strongest and most diverse partner network, Business Objects enables companies of all sizes to make transformative business decisions based on intelligent, accurate, and timely information. Business Objects has dual headquarters in San Jose, Calif., and Paris, France. The company’s stock is traded on both the Nasdaq (BOBJ) and Euronext Paris (ISIN: FR0004026250 — BOB) stock exchanges. More information about Business Objects can be found at www.businessobjects.com.
Forward-Looking Statements
This release contains forward-looking statements that involve risks and uncertainties concerning the anticipated process and timing for the Offers and related transactions, the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Business Objects, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction (including the Offeror’s ability to tender successfully for at least 50.01% of all voting rights on a fully diluted basis), the impact on minority shareholders who do not tender into the offer, the failure to retain key Business Objects employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Business Objects to achieve the anticipated synergies of the proposed transaction and other risks detailed in Business Objects’ annual report for 2006, filed with the AMF as a Document de Référence on April 6, 2007, under number R.07-0285. The Document de Référence is available on the AMF web site (www.amf-france.org). Business Objects is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information
The tender offer for the outstanding Company Shares, the Company Convertible Bonds and the Company Warrants has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy Company Shares, Company Convertible Bonds and Company Warrants will be made, in France, only at the time of the launching of the Offer pursuant to French laws and regulations and, in the United States, pursuant to an offer to purchase and related materials that SAP France S.A. intends to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects shareholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by the Offeror and Business Objects carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects shareholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP AG and SAP France S.A. may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.